(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member, ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI. IGBI's direct parent ICAP Global Broking Holdings Ltd ("IGBHL") is a wholly owned subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

The Company is headquartered in New Jersey and operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

The Company has adopted the same fiscal year end as its ultimate parent TP ICAP plc, and therefore changed its fiscal year end from March 31, to December 31. As such, the financial position of the Company has been presented as of December 31, 2017.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

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Commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) The Company posts or provides live, executable bids and offers at minimum acceptable quantities, based on expressions of client interest. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) Resulting from errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and/or (ii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2017.

Use of Estimates

Preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial

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Condition. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

Revenue Recognition

The Company has evaluated ASC 606 Revenue Recognition on Contracts with Customers ("the new revenue recognition standard"), and has determined that the accounting for revenues earned from its broking business will not be materially impacted by the adoption of this new standard. Additionally, the adoption of the new revenue recognition standard beginning on January 1, 2018, will not have a material impact on the Company's financial condition.

(a) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2017 includes $67,450 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2017, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

(b) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $101.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $2.

Additionally, the Company owns a CBOT trading membership seat. The Company carries this membership seat at cost of $182.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(c) Securities Transactions

Securities owned are recorded at fair value. Security transactions are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors

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the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Statement of Financial Condition.

Interest income is accrued in accordance with contractual rates.

(e) Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2017.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of December 31, 2017, there was an allowance of $289.

(h) Income Taxes

The Company flows up into a corporation (IGBI), and therefore records its share of the income tax provision on its separate company financial statements.

The Company is party to a Tax Sharing Agreement ("the Agreement") with IGBI. As a single member limited liability company, the Company is treated as a branch of a US corporation. IGBI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the nine

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months April 1, 2017, through December 31, 2017, the Company files as part of the consolidated federal income tax return and certain combined state and local income tax returns of IGBI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $6,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2017, cash in the amount of $300 has been segregated in PAB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 51,667	Fail-to-receive	$ 51,334
Receivable from clearing brokers and clearing organizations	16,636	Payable to clearing brokers and clearing organizations	1,519
Other	4,786	Other	2,286
	$ 73,089		$ 55,139

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

ICAP Corporates LLC
Notes to Statement of Financial Condition
December 31, 2017

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6. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at December 31, 2017 include $14,423 of accrued compensation and related expenses, and $3,121 of other accrued expenses.

7. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that will affect our year ending December 31, 2017. Specific law changes potentially impacting our Company include, but are not limited to, (1) reducing the US federal corporate tax rate, (2) requiring a one-time transition tax on certain un-repatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property.

The Tax Act reduces the federal corporate tax rate to 21 percent beginning after December 31, 2017. Section 15 of the Internal Revenue Code stipulates that our tax fiscal year ending March 31, 2018, will have a blended corporate tax rate of 31.5 percent, which is based on the applicable tax rates before and after the Tax Act and the number of days in the year.

While our accounting for the reduction of US federal corporate tax rate of the Tax Act is incomplete, we are able to make a reasonable estimate of the impact of the reduction in corporate rate to our Deferred Tax Assets (DTAs) and Deferred Tax Liabilities (DTLs). The impact on the revaluation of DTAs and DTLs depends on the timing of the reversal pattern of certain temporary differences which could cause such items subject to different tax rates. Without sufficient information to accurately determine the reversing timing of such items, we made best estimates of the reversal pattern so as to determine the tax rates used.

Accordingly, we have recorded a provisional decrease of $1,089, with a corresponding net adjustment to deferred tax benefit of $1,089 for the year ended December 31, 2017, based on the assumption that certain of our DTAs and DTLs will reverse in years after tax fiscal year end March 31, 2017 at 21 percent.

However, we have not recorded adjustments for the impact of other applicable elements of the Tax Act as we deem them to be immaterial or are unable to make reasonable estimates at this time. As such, we have continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act.

The effective tax rate for the nine months April 1, 2017, through December 31, 2017 is 51.36 %. The effective tax rate differs from the federal statutory tax rate primarily due to the decreases in the impact of state and local income taxes of 9.48%, goodwill amortization of 4.08%, non-deductible expenses of 3.92%, and 17.67% related to the revaluation of deferred tax liabilities. These decreases in the effective tax rate were offset by increases of provision for bad debts of 1.01%, and 50.49% related to the revaluation of deferred tax assets

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At December 31, 2017, the Company had $2,365 of net deferred tax assets. This balance is comprised of deferred tax assets of $4,094 resulting from temporary differences primarily related to deferred compensation of $4,014, and provision for bad debts of $80. These deferred assets were

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(dollars in thousands)

offset by deferred tax liabilities of $1,729 resulting from temporary differences primarily related to prepaid compensation of $1,405 and amortization of goodwill of $324. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not settled any of the net deferred tax asset with the parent and the net deferred tax asset of $2,365 is a component of income tax payable to affiliate in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2017.

The Company has recorded income taxes payable to an affiliate of $4,626 which is reflected in income taxes payable to affiliate within the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of IGBI and Subsidiaries. IGBI's federal corporate income tax returns for the year ended March 31, 2015 and thereafter remain subject to examination.

8. **Commitments and Contingencies**

    Legal proceedings

    The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations.

    Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

    The Company is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

9. **Netting of Financial Assets and Financial Liabilities**

    The Company adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". This guidance requires the Company to disclose both gross and net information about financial instruments and transactions eligible for offset in the Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and

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transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of December 31, 2017, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Market Value	Cash Collateral Received	Net Amount
Securities borrowed	$ 867,079	$ -	$ 867,079	$ (850,180)	$ -	$ 16,899
Total	$ 867,079	$ -	$ 867,079	$ (850,180)	$ -	$ 16,899

Offsetting of Financial Liabilities:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Market Value	Cash Collateral Pledged	Net Amount
Securities loaned	$ 874,320	$ -	$ 874,320	$ (850,180)	$ -	$ 24,140
Total	$ 874,320	$ -	$ 874,320	$ (850,180)	$ -	$ 24,140

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2017.

(dollars in thousands)

Securities Loaned	Gross carrying value
Equity securities	$ 406,807
Corporate debt	467,513
	$ 874,320

The securities loaned can involve varying contractual maturities ranging from overnight to over ninety days.

10. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $61,998, which exceeded the minimum requirement of $1,000 by $60,998.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2017, the Company had net capital of $61,998 which was $60,998 in excess of the minimum net capital requirements of the Act.

11. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2017.

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(dollars in thousands)

Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on through over the counter markets and therefore considered Level 1. At December 31, 2017 the Company's cash and cash equivalents are comprised of $67,450 cash held in demand deposit accounts.

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the nine months April 1, 2017, through December 31, 2017 the Company did not have any transfers between levels.

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

| | | | | | | December 31, 2017 | | | | |
Assets:	Level 1		Level 2		Level 3			Total	
Deposits with clearing organizations	$	-	$	20,333	$	-	$		20,333
Securities borrowed		-		867,079		-			867,079
Receivable from broker dealers and clearing organizations		-		73,884		-			73,884
Commissions receivable		-		28,707		-			28,707
Receivable from customers		-		27,502		-			27,502
Exchange and trading memberships		-		285					285
Total	$	-	$	1,017,790	$	-	$		1,017,790

Liabilities:	Level 1		Level 2		Level 3			Total	
Securities loaned	$	-	$	874,320	$	-	$		874,320
Payable to broker dealers and clearing organizations		-		55,139		-			55,139
Payable to customers		-		26,777		-			26,777
Total	$	-	$	956,236	$	-	$		956,236

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $850,180, and received cash or other collateral with a value of $874,320. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $850,180 and has given cash or other collateral with a value of $867,079. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2017, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's

(dollars in thousands)

maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at December 31, 2017 was $63,319 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers and dealers in the Statement of Financial Condition.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

14. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of TP ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At December 31, 2017, the Company has a payable to an affiliate of $10,318 under this agreement and therefore is reflected in payable to affiliates in the Statement of Financial Condition.

The Company has receivables from affiliates of $1,486 relating to commissions collected by the affiliates on behalf of the Company.

Additionally the Company has payables to affiliates of $1,229 relating to commissions collected by the Company on behalf of the affiliates. The Company also has a payable of $50 due to an affiliate for shared administrative expenses incurred by the affiliate on behalf of the Company.

The Company clears its U.S. Government securities transactions through its parent ICAP Securities USA LLC. In addition, the Company provides clearing services for foreign affiliates.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

The Company has income taxes payable of $4,626 due to an affiliate.

At December 31, 2017, there are no payables outstanding related to introducing broking fees.

Amounts receivable from affiliates are non-interest bearing and due on demand.

15. Cost improvement plan charges and integration costs

The Company incurred cost improvement charges and integration costs which generally consist of contract renegotiations, employee severance, and termination costs. These charges were incurred

ICAP Corporates LLC
Notes to Statement of Financial Condition
December 31, 2017

(dollars in thousands)

due to the of integration of the Tullet Prebon Group and the ICAP global broking businesses ("IGBB").

Cost Improvement charges and integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2017, the Company has recorded a liability of $102 and $0, for its obligations related to the cost improvement and integration cost plans respectively.

16. Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2018. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of December 31, 2017.